Pricing Supplement dated February 26, 2020 (To Prospectus dated August 1, 2019 and the Prospectus Supplement dated August 1, 2019)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-232144

US$1,000,000

CALLABLE CAPPED FIXED –TO – FLOATING RATE NOTES LINKED TO 3-MONTH USD LIBOR
DUE FEBRUARY 28, 2025

Principal Amount:	US$1,000,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Original Trade Date(*):	February 26, 2020	Maturity Date:	February 28, 2025
Original Issue Date:	February 28, 2020	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Reference Rate:	3-month USD LIBOR, determined as set forth under “Reference Assets – Floating Interest Rate – LIBOR” in the accompanying prospectus supplement.
Maximum Interest Rate:	3.00% per annum	Minimum Interest Rate:	0.00% per annum
Fixed Rate:	2.25% per annum	Spread:	0.25% per annum
Interest Rate:

For each Interest Period commencing on or after the Original Issue Date to but excluding February 28, 2021 (the “Fixed Rate Period”), the interest rate per annum will be equal to the Fixed Rate.

For each Interest Period commencing on or after February 28, 2021 to but excluding the Maturity Date (the “Floating Rate Period”), the interest rate per annum will be equal to the lesser of (a) the sum of the Reference Rate and the Spread and (b) the Maximum Interest Rate, subject to the Minimum Interest Rate.

Redemption at the Option of the Issuer:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below on any Interest Payment Date commencing on February 28, 2021, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-2 of this pricing supplement.

(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

[Terms of Note continue on the following page]

	Price to Public(1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC(2)
Per Note	100%	1.00%	99.00%
Total	$1,000,000	$10,000	$990,000

(1) Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $985.00 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

(2) Barclays Capital Inc. will receive commissions from the Issuer of $10.00 per $1,000 principal amount Note. Barclays Capital Inc. will use these commissions to pay selling concessions or fees (including custodial or clearing fees) to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS–3 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Interest Payment Dates:

Payable quarterly in arrears on the 28th calendar day of each February, May, August and November, commencing on May 28, 2020 and ending on the Maturity Date.  For the avoidance of doubt, the final Interest Payment Date will be the Maturity Date (or the Early Redemption Date, if applicable).

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:	For any Interest Period during the Floating Rate Period, the first day of such period.
Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to be closed.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.
CUSIP/ISIN:	06747PA41 / US06747PA412

You should read this pricing supplement together with the prospectus dated August 1, 2019, as supplemented by the prospectus supplement dated August 1, 2019 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•                  Prospectus Supplement dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

Our SEC file number is 1-10257.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PS-3 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder  or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders or the beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  Reference Rate / Interest Payment Risk—Because any interest payments on the Notes during the Floating Rate Period will be based on a floating rate of interest, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the applicable Reference Rate and the possibility that, for any given Interest Period, you may receive an amount of interest based on a rate less than the initial Fixed Rate, including an amount based on the Minimum Interest Rate.  We have no control over a number of matters that may affect interest rates such as the Reference Rate, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  It is possible that the Reference Rate could decline significantly, including to a rate equal to or less than zero.  If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread did not result in a rate greater than the Minimum Interest Rate for any Interest Period during the Floating Rate Period, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date.  Because the Minimum Interest Rate is set to 0.00%, you would receive no interest payment on the related Interest Payment Date.  In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•                  Interest Payments Will Be Limited by the Fixed Rate and the Maximum Interest Rate Features of the Note—The Interest Rate on the Notes for any Interest Period during the Fixed Rate Period will be limited to the Fixed Rate, and the Interest Rate on the Notes for any Interest Period during the Floating Rate Period will be limited to the Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period during the Floating Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will be based on the Maximum Interest Rate, and you will not benefit from any increase in the Interest Rate above 3.00%.

•                  The Notes Will Be Subject to Redemption at Our Option— We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on the date specified on the cover page hereof.  If you intend to purchase the Notes, you must be willing to have your Notes redeemed early.  We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes.  In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments.  If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes until such early redemption, but you will not receive any future interest payments from the Notes redeemed, and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.  In addition, our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•                  Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Reference Rate and the Manner in Which It Is Calculated May Change in the Future — The Reference Rate and other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of recent international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate and thus have a negative impact on the payments on the Notes (if any) and on the value of the Notes in the secondary market.

•                  Uncertainty About the Future of LIBOR May Adversely Affect the Notes — On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Further, on July 12, 2018 the FCA announced that LIBOR may cease to be a regulated “benchmark.” The announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom, the United States or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of securities that are linked to or otherwise related to LIBOR, such as the Notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates during the term of the Notes, your return on the Notes and the trading market for LIBOR-based securities.

•                  LIBOR May Be Replaced by a Successor or Substitute Rate If It Is Discontinued or Ceased to Be Published  — If the Calculation Agent determines in its sole discretion on or prior to the relevant Interest Determination Date that LIBOR has ceased or will cease to be published, has been or will be permanently or indefinitely discontinued, or is no longer representative, in each case resulting in a Benchmark Event (as defined in the accompanying prospectus supplement), the Calculation Agent will determine a Successor Rate or an Alternative Reference Rate (each as defined in the accompanying prospectus supplement) as LIBOR for that Interest Determination Date. If the Calculation Agent has determined a Successor Rate or an Alternative Reference Rate, the Calculation Agent may apply an Adjustment Spread (as defined in the accompanying prospectus supplement) to the relevant Successor Rate or Alternative Reference Rate and/or specify changes to the terms of the Notes, including but not limited to the relevant spread, day count convention and screen page, definitions of business day, Interest Determination Date and/or the definition of LIBOR, and the method for determining the fallback rate in relation to the Successor Rate or Alternative Reference Rate, in order to follow market practice in relation to the Successor Rate, the Alternative Reference Rate (as applicable) and/or the Adjustment Spread. The circumstances that can lead to a Benchmark Event are beyond our control and subsequent use of a Successor Rate or an Alternative Reference Rate following such Benchmark Event may result in payments on the Notes that are lower than or that do not otherwise correlate over time with the payments that could have been made on the Notes if LIBOR remained available in its current form. Furthermore, any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the Reference Rate on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes.  For additional information relating to the adjustments that the Calculation Agent may make in respect of LIBOR upon certain events, please see “Reference Assets – Floating Interest Rate – LIBOR” in the accompanying prospectus supplement.

•                  Historical Performance of the Reference Rate Should Not Be Taken as Any Indication of the Future Performance of the Reference Rate Over the Term of the Notes — The historical performance of the Reference Rate is not an indication of the future performance of the Reference Rate over the term of the Notes. Therefore, the performance of the Reference Rate over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Rate.

•                  The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Reference Rate including, but not limited to:

o                supply and demand among banks in London for U.S. dollar-denominated deposits with a term of approximately three months;

o                sentiment regarding underlying strength in the U.S. and global economies;

o                expectations regarding the level of price inflation;

o                sentiment regarding credit quality in the U.S. and global credit markets;

o                central bank policy regarding interest rates;

o                inflation and expectations concerning inflation;

o                performance of capital markets; and

o                any statements from public government officials regarding the cessation of the Reference Rate.

These and other factors may have a negative impact on the payments on the Notes (if any) and on the value of the Notes in the secondary market. Additionally, these factors may cause volatility of the Reference Rate, and volatility of the Reference Rate may adversely affect your return on the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The examples below illustrate how the applicable Interest Rate is determined for any hypothetical Interest Period and the interest payment amounts you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

Interest Rate Calculation

Step 1: Determine the applicable Interest Rate for each Interest Period.

For each Interest Period during the Fixed Rate Period, the interest rate per annum will be equal to the Fixed Rate.

For each Interest Period during the Floating Rate Period, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate equal to the lesser of (a) the sum of the Reference Rate and the Spread and (b) the Maximum Interest Rate, subject to the Minimum Interest Rate.  The per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  Once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent then will determine the per annum Interest Rate for that Interest Period by calculating the sum of the Reference Rate and the Spread, provided that (i) if the sum of the Reference Rate and the Spread is greater than the Maximum Interest Rate, the Interest Rate for that Interest Period will equal the Maximum Interest Rate, and (ii) if the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.

For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the accompanying prospectus supplement.

Step 2: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the interest payment amount per $1,000 principal amount Note as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Interest Rate and interest payment amounts would be calculated for any given Interest Payment Date during the Floating Rate Period.  The hypothetical Reference Rate values have been chosen for illustrative purposes only and may not represent actual likely Reference Rate values that will be relevant for calculating any payments on the Notes.  For historical Reference Rate values, please see the information set forth under the section titled “HISTORICAL INFORMATION” below.  The examples below are based on the Maximum Interest Rate of 3.00% per annum, the Minimum Interest Rate of 0.00% per annum and the Spread of 0.25%. We have assumed that the Notes have quarterly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.

Example 1:                           The Reference Rate is equal to 2.35%.

Because the sum of the Reference Rate of 2.35% and the Spread of 0.25% is less than the Maximum Interest Rate, the Interest Rate would be equal to 2.60% per annum (the sum of the Reference Rate and the Spread).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 2.60% × (90/360) = $6.50

Example 2:                           The Reference Rate is equal to 3.10%.

Because the sum of the Reference Rate of 3.10% and the Spread of 0.25% is greater than the Maximum Interest Rate, the Interest Rate would be equal to 3.00% per annum (the Maximum Interest Rate).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 3.00% × (90/360) = $7.50

Example 3:                           The Reference Rate is equal to -0.05%.

Because the sum of the Reference Rate of -0.05% and the Spread of 0.25% is less than the Maximum Interest Rate, the Interest Rate would be equal to 0.20% per annum (the sum of the Reference Rate and the Spread).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 0.20% × (90/360) = $0.50

Example 4:                           The Reference Rate is equal to -0.30%.

Because the sum of the Reference Rate of -0.30% and the Spread of 0.25% is less than the Minimum Interest Rate, the Interest Rate would be equal to 0.00% per annum (the Minimum Interest Rate).  No interest payment would be due on the related Interest Payment Date.

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from January 1, 2015 to February 26, 2020.  The Reference Rate on February 26, 2020 was 1.61325%.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.   Future performance of the Reference Rate may differ significantly from historical performance, and no assurance can be given as to the Reference Rate during the term of the Notes, including on the Interest Determination Dates during the Floating Rate Period.  We obtained the information in the graph below from Bloomberg Professional® service, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, subject to the discussion below regarding the possibility that the Notes are treated as fixed rate debt instruments, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as variable rate debt instruments. Based on market conditions as of the issue date of the Notes, we will determine whether the Notes are treated for U.S. federal income tax purposes (1) as providing for a single qualified floating rate (“QFR”) or (2) as providing for a single fixed rate followed by a QFR.

If the initial fixed rate on the Notes is within 0.25% of the Reference Rate plus the Spread as of the issue date of the Notes, the Notes will be treated as providing for a single QFR. In that case, the Notes will not be treated as issued with original issue discount (“OID”) and interest paid on the Notes will be treated as qualified stated interest (“QSI”).

However, if the initial fixed rate on the Notes is not within 0.25% of the Reference Rate plus the Spread as of the issue date of the Notes, the Notes will be treated as providing for a single fixed rate followed by a QFR. In that case, under Treasury regulations applicable to variable rate debt instruments, the Notes may be treated as issued with OID. In that case, in order to determine the amount of QSI and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the Notes). Under Treasury regulations applicable to certain unconditional options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we will be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. If, as of the issue date, redeeming the Notes on February 28, 2021 would reduce the yield of the equivalent fixed rate debt instrument, the Notes will be treated as fixed rate debt instruments maturing on February 28, 2021 (the “Notional February 2021 Notes”). However, the rules governing short-term debt instruments, as described in “—Notes with a Term of Not More than One Year” in the accompanying prospectus supplement, may apply to Notional February 2021 Notes. Under those circumstances, if the Notes are not actually redeemed by us on February 28, 2021, solely for purposes of the OID rules, they will be deemed retired for their principal amount and reissued, and will thereafter be treated as floating rate debt instruments with a term of four years (the “Notional 4-year Notes”). The Notional 4-year Notes should be treated as variable rate debt instrument, as described under “—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

If, as of the issue date, redeeming the Notes on February 28, 2021 would not reduce the yield on the equivalent fixed rate debt instrument, the rules described under “—Original Issue Discount Notes” in the accompanying prospectus supplement are then applied to the equivalent fixed rate debt instrument for purposes of calculating the amount of OID on the Notes. Under these rules, the Notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

QSI on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. If the Notes are issued with OID, you will be required to include the OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the Notes are not issued with OID, all stated interest on the Notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive on your Notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Information regarding the determination of QSI and the amount of OID, if any, on the Notes may be obtained by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198.

Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid QSI) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes, increased by the amount of OID (if any) previously included in income by you with respect to the Notes and reduced by any payments other than QSI received by you with respect to the Notes. This gain or loss will generally be short-term capital gain or loss unless you have held the Notes for more than one year, in which case the gain or loss will be long-term capital gain or loss. The deductibility of capital losses is subject to limitation.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the interest payments (or OID, if any), although the Internal Revenue Service could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent commits to take and pay for all of the Notes, if any are taken.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 14, 2019, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 14, 2019, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 14, 2019, which has been filed as an exhibit to the report on Form 6-K referred to above.